Exhibit 12.1

	Year Ended December 31,
	2013		2014		2015		2016		2017
Earnings (loss)	$4,429		$(7,425)		$20,327		$37,843		$28,448
Fixed charges	2,667		1,262		834		1,996		8,382
Ratio of earnings to fixed charges	1.66	x	(5.88	)x	24.37	x	18.96	x	3.39	x
Coverage deficiency	—		$8,687		—		—		—